Easy Energy, Inc.

      Suite 105 - 5348 Vegas Dr. Las Vegas, NV 89108 Tel: +1 (702) 442-1166


October 14, 2008

Via EDGAR and Fax

Brian Cascio, Branch Chief
Mail Stop 3561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Re: Easy Energy Inc. (the "Company")
    Form S-1
    File No. 333-150468, filed April 25, 2008,amended April 28, 2008, July 7, 2008, August 13, 2008 and on September 18, 2008.

Dear Mr. Cascio:

The purpose of this letter is to respond to your letter of September 30, 2008 with respect to the above-captioned filing. We are concurrently filing Pre-Effective Amendment No. 5 to Form S-1 (the "Amended S-1") as well as a second amendment to our Form 10-Q for the three and six month periods ended June 30, 2008 and a fourth amendment to our Form 10-Q for the three month period ended March 31, 2008.

For ease of reference, our responses are keyed to your comments.

Form S-1/A Amendment 4 filed September 18, 2008

Restated Financial Statements June 30, 3008

Restated Statements of Operations, page F-2

     1. We reference your response to prior comment 7 in our letter dated August 27, 2008. Please tell us why the periods you have presented in the Statements of Operations and Statements of Cash Flows are different and how these are consistent with the requirements of Rule 8-03 of Regulation S-X.

Response: We have already explained in the response to prior comment 7 why the periods presented in the Statements of Operations vary from those presented in the Statements of Cash Flows. We repeat that response and quote Rule 8-03 "Interim financial statements shall include a balance sheet as of the end of the issuer's most recent fiscal quarter, a balance sheet as of the end of the preceding fiscal year, and income statements and statements of cash flows for the interim period up to the date of such balance sheet and the comparable period of the preceding fiscal year." As required we are presenting the balance sheets as of June 30, 2008 and December 31, 2007 and the statements of operations and cash flows for the six months ended June 30, 2008 and 2007. INSTRUCTION 1 TO SS. 210.8-03 adds " Where Article 8 is applicable to a Form 10-Q and the interim period is more than one quarter, income statements must also be provided for the most recent interim quarter and the comparable quarter of the preceding fiscal year. " No such requirement is given to present the most recent interim quarter and comparable quarter on the statements of cash flows. However since it is not prohibited and to satisfy the reviewer's apparent desire for the presentation of a 3 months ended June 30, 2008 statement of cash flow we have added this column to the amended Form S-1/A. Please also note that the Company was incorporated on May 17, 2007. Therefore the column titled May 17, 2007 (inception) to June 30, 2007 is the "comparable period" for both the Three Months June 30, 2008 and the Six Months June 30, 2008 columns.

Note 5-Capital Stock, pages F-8 and F-9

     2. We reference your response to prior comment 3 in our letter dated August 27, 2008. We note that you have revised the financial statements to reflect the stock and warrants issued on March 25, and 27, 2008 at their trading prices. Please tell us where you have provided the disclosures required by SFAS 154.

Response: Note 9 -Restated Financial Statements was inadvertently omitted in the process of edgarizing the restated financial statements in Amendment 4. Note 9 has been added to Amendment 5 and expanded in response to the following comments.

March 31, 2008 Financial Statements

Note 9-Restated Financial Statements, page F-14

     3. Please revise to separately discuss each of the restatement adjustments for the correction of the errors and disclose the effect that these have on each financial statement line item included on pages F-24 through F-24. Provide all the disclosures required by paragraph 26 of SFAS 154.

Response: We have expanded Note 9 to disclose (a) the effect of the correction on each financial statement line item and any per-share amounts affected for each prior period presented and (b) the cumulative effect of the change on the accumulated deficit.

June 30, 2008 Form 10-Q/A filed September 18, 2008

Management's Discussion and Analysis

     4. Please tell us the reason that the estimated expenses for the next twelve month period on page 15 of your Form 10-Q/A filed September 18, 2008 do not agree with the amounts on page 19 of amendment number 4 to your Form S-1.

Response: The Amended S-1 has been revised so that the estimated expenses for the next twelve month period agree with our 10-Q/A for the period ended June 30, 2008.

Financial Statements

     5. Please tell us where you have provided disclosures for the restatements adjustments for the correction of the errors, including all the disclosures required by paragraph 26 of SFAS 154.

Response: Note 9 has been added to the Form 10-Q/A for the period ended June 30, 2008 to provide the disclosure required by paragraph 26 of SFAS 154.

     * should the Commission or the staff, acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the above-referenced registration statement;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the above-referenced registration statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the above-referenced registration statement; and

     * We may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                * * * * * * * * *

     Please call Edwin L. Miller Jr. at (617) 338-2447 or Oded Har-Even at (212) 660-5002, both attorneys at Z.A.G/S&W LLP, if you have any questions or require additional information.

Sincerely yours,


/s/ Guy Ofir
-------------------------
Guy Ofir
Chief Executive Officer